FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                           AMERICARE HEALTH SCAN, INC.
                 (Name of Small Business Issuer In Its Charter)
                 ----------------------------------------------


                    FLORIDA                          65-0714523
      (State  or  Other  Jurisdiction            (I.R.S.  Employer
       of  Incorporation  or  Organization)     Identification  No.)
      -------------------------------------     --------------------

      20 Northwest 181st Street, Miami, Florida         33169
       (Address of principal executive offices)       (Zip Code)
      -----------------------------------------       ----------

                                 (305) 770-1141
                           (Issuer's Telephone Number)

                                 (305) 770-1252
                          (Issuer's Telecopier Number)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.
        -----------------------------------------------------------------

           TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH
           COMMON STOCK                           REGISTERED
                       .001 Par Value                N/A

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.
        -----------------------------------------------------------------
                                 TITLE OF CLASS

                                       N/A
                                       ---


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
                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS

BACKGROUND

Americare Health Scan, Inc. is a development stage company that was incorporated under the laws of the State of Florida on February 3, 1994. On December 31, 1996, Americare Health Scan, Inc. completed a merger with Environmental Digital Systems, Inc. ("EDS"), a Delaware corporation. Ninety-seven percent (97%) of the issued and outstanding shares of the surviving corporation went to the shareholders of Americare Health Scan, Inc., and the merged entity took the name Americare Health Scan, Inc.

Americare Biologicals Inc. became a wholly owned subsidiary of the Company after being acquired on September 30, 1996. The Company currently owns 25% of the issued and outstanding shares of Americare Diagnostics, Inc. and Americare International Diagnostics Inc. In 1999, the Company's Board of Directors passed a Resolution to consolidate the assets of the above-referenced affiliates, and a related entity named Americare Technologies, Inc., into the Company. We intend to complete this consolidation by December 31, 2001. Dr. Joseph P. D'Angelo, his family, and affiliated entities control the Company, Americare Diagnostics, Inc., Americare International Diagnostics Inc., and Americare Technologies, Inc. Dr. D'Angelo is the President of the Company and its affiliates.

Unless the context otherwise requires, the term "Company," as used herein, refers to Americare Health Scan, Inc., Americare Biologicals, Inc., Americare Diagnostics, Inc., Americare International Diagnostics, Inc., and Americare Technologies, Inc. Americare Biologicals, Inc. was incorporated under the laws of the state of Florida on September 9, 1992. Americare Diagnostics, Inc. was incorporated under the laws of the state of Florida on February 19, 1996.
Americare Technologies, Inc. was incorporated under the laws of the state of Florida on February 19, 1996. Americare International Diagnostics was incorporated under the laws of the state of Florida on June 10, 1996.

THE  COMPANY'S  PRODUCTS

The Company is engaged in the development and marketing of diagnostic products for point-of-care testing. The Company, by virtue of its employment, assignment and license agreements with Dr. D'Angelo, former employees, and the above-mentioned subsidiary, affiliate and related entities, owns and/or has rights to technology embodied in 11 issued United States Patents.

     ANA-SAL (R) SALIVA COLLECTOR - The Company's Saliva Collector Device is designed for the collection, recovery, dispensing, and on the spot testing of saliva samples.

The device consists of a recovery container in the shape of a small plastic test tube, which embodies a tubular member having an open end and a closed end, and includes an absorbent element comprised of a polymer foam that absorbs a sample in sufficient quantity to permit analysis and testing without elaborate sample preparation or laboratory equipment. One design allows for the application of pressure to the flexible tube to squeeze the fluid into a reservoir so that it may be collected for analysis. The volume of saliva collected by the absorbent element is a function of both the size of the element and the amount of time the element is kept in the mouth during sample collection.


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The  Company's  saliva  collector  is  designed  to replace more traditional and intrusive sample collection methodologies such as drawing blood by venous puncture or finger prick. Because of the metabolic constituents of saliva, our saliva collector can be used with a number of diagnostic tests, including analysis for HIV, hepatitis, peptic ulcers, and drugs of abuse.

A patent for the saliva collector was issued to the Company on June 8, 1999--Patent No. 5,910,122.

     ANA-SAL(R) HIV SALIVA TEST - Rapid, accurate and early diagnosis of HIV infection is essential to prevent the spread of the disease, and to commence treatment. The Company is attempting to introduce into the international market its third generation Ana-Sal(R) Saliva HIV-1/HIV-2 and Subtype "O" Test. The saliva collection and analysis procedures take approximately 10 to 20 minutes. Efforts are currently underway to market and sell this test for professional use only in countries outside the United States.

     ANA-SAL(R) PEPTIC ULCER TEST - Peptic Ulcer Disease, a condition characterized by chronic inflammation and painful sores in the stomach or small intestine, affects approximately 35% of the adult population of the United States, and hundreds of millions of people worldwide. Present testing methods include endoscopy with stomach biopsy (an invasive surgical procedure requiring removal of stomach tissue), culture, and blood testing. Breath tests require the patient to drink radioactive materials in some instances. These testing methods are costly and time-consuming, and some are invasive and uncomfortable.

Americare International Diagnostics, Inc. has developed the first non-invasive, rapid, non-radioactive technology for the direct detection of the disease process known as Active Helicobacter Pylori ("H-Pylori") for patients with Peptic Ulcer diseases. The Ana-Sal(R) Saliva Test for H. Pylori is simple, provides a cost-effective means for direct sampling, and requires only a 30 second procedure for the detection of active H. Pylori infection.

It is estimated that almost 10 million Americans are diagnosed each year with Peptic Ulcers.

The Company has a pending United States patent application relating to this technology.

     BLOOD GLUCOSE TEST - Americare Diagnostics, Inc. has developed and obtained patents on a noninvasive method for testing analytes, including blood glucose levels. Our noninvasive method of testing involves the use of a patch and reflectance meter. The technology of the invention consists of a formulation comprising a multi-phasic fluid composition. The device initially obtains a biological fluid sample by extraction of interstitial fluid through the skin, and thereafter channels such fluid along a pathway within the device so as to make it available for analysis by contact with an analyte sensitive medium. The analyte sensitive element will typically contain a test strip that is sensitive to the presence of glucose or any other analyte. Upon interaction of the fluid and the chemical within the test strip, a physical and demonstrative change occurs in the test strip, which is indicative of the presence or absence of the analyte (glucose) sought to be identified.

Two  issued  United  States  patents  currently  cover  this  technology.


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     TRANSDERMAL  DRUG  DELIVERY  TECHNOLOGY  - Americare Technologies, Inc. has
developed transdermal drug delivery systems for high molecular weight drugs. Transdermal drug delivery systems move a drug from the surface of skin through the skin and into the bloodstream, typically via an adhesive bandage-like device. Such systems provide a safe and reliable alternative for the delivery of many drugs. The unique aspect of the Company's transdermal patch delivery system is the ability to deliver larger molecules (high molecular weight drugs). The existing technologies can only transdermally deliver drugs of relatively small molecular size. The Company believes that its technology will permit transdermal delivery of drugs of a much greater molecular weight, which would result in many more drugs being able to be administered transdermally. For example, we believe that our technology will permit the transdermal administration of insulin to treat patients suffering from diabetes.

The Company believes that its development of this technology will give it a competitive advantage over competing technologies because it provides the ability to customize the transdermal delivery systems specifically for the drug to be delivered and the intended clinical indication, and allows for multiple dosages or multiple drugs to be administered without having to change patches.

Four United States patents have been issued that cover the active and passive transdermal delivery technology developed by the Company.

None of the above-listed technologies or products has been approved for sale in the United States by the Food and Drug Administration ("FDA"). Except for the Saliva Collector and HIV Saliva Test, none of our technologies is ready for sale outside the United States. The completion of research and development that would be necessary to turn the Company's technologies into working prototypes and viable products will require tens of millions of dollars. The Company does not currently have the funds to undertake any research and development efforts with regard to its technologies, and there is no assurance that the Company will ever be able to obtain such funding.

THE  MARKET

Although saliva diagnostic testing is in its infancy, the broader diagnostic test market is highly competitive. As a result, it will be difficult for saliva diagnostic tests to take market share from serum and urine diagnostic tests.

Similarly, the markets for the other technologies discussed in this Registration Statement are highly competitive, and are characterized by high barriers to entry.

Management believes that the market for the ANA-SAL saliva based tests have a significant growth potential. The Company estimates that laboratory diagnostics alone represent $17 billion in annual sales worldwide. Demand for point of care and field diagnostics, especially at border crossing points between countries, is also increasing. Management believes that a saliva-based noninvasive method of testing will expand this opportunity significantly.

GOVERNMENT  REGULATION

Under the Federal Drug and Cosmetics Act, the FDA regulates almost all aspects of development, marketing and sale of medical diagnostic devices in the United States. Since we do not currently have the required funds to commence and complete the FDA approval process for any of our products, we plan to assemble and/or manufacture our HIV Saliva Test through subcontractors outside the United States. Such tests will be sold outside the United States for professional use only. If and when we obtain adequate funding, we will consider applying for FDA approval of our products.


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
FOREIGN  REGULATION

Agencies similar to the FDA regulate medical devices in some foreign countries, whereas other countries allow unregulated marketing of such devices. The Company's products will be required to meet the regulations, if any, of the foreign countries in which they are marketed.

MANUFACTURING

The Company believes that most components used in the manufacture of its current and proposed products are currently available from numerous suppliers located in the United States, Europe and Asia. However, certain components are available only from a limited number of suppliers. Although the Company believes that it will not encounter difficulties in obtaining these components, there can be no assurance that the Company will be able to enter into satisfactory agreements or arrangements for the purchase of commercial quantities of such components. The Company does not currently manufacture, or have the capability to manufacture, any of the products discussed in this Registration Statement.

When the Company does manufacture any of its products, it will be required to conform to the FDA's "Good Manufacturing Practices" regulations ("GMP"), International Standard Organization ("ISO") rules, and various other statutory and regulatory requirements applicable to the manufacture and sale of medical devices. At this time, the Company has not applied for or received approval from the FDA to manufacture its products at its facilities. The Company believes that with appropriate upgrades and modifications its facilities and procedures will be in compliance with these requirements, and the Company will be permitted to begin manufacturing. In 1997, the Company was directed by the FDA to cease its manufacturing at company facilities until such time as the quality control procedures were brought into compliance. The Company currently does not manufacture any products at its facilities.

COMPETITION

The markets in which our products participate or will participate are highly competitive. The Company is aware of certain other entities, specialized biotechnology firms, as well as universities and other research institutions, which have patented, developed, or are developing technologies and products that are competitive with the Company's products and technologies. These entities, most of which are established, have substantially greater research, marketing and financial resources than the Company. The Company expects that the number of products competing with its actual and proposed products will increase as the potential benefits of the Company's technologies become more widely recognized.

PATENTS  AND  PROPRIETARY  RIGHTS

There is no assurance that any pending patent application will result in a patent being issued, or that any patent obtained will be effective in excluding all others from using our technology. Our failure to obtain patent protection, or illegal use by others of any patents we may obtain, may have an adverse effect on our business, financial condition and operating results. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

The Costs of prosecuting or defending patent infringement claims are significant. There is no assurance that patent infringement claims will not be asserted or prosecuted against us. Even if we obtain patent protection for our products, the validity of any patents may be challenged. Any such claims, with or without merit, could be time-consuming and costly to defend, and could divert management's attention and focus.


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
The Company directly or through one of its affiliates owns or has rights to the following patents:

1. Patent No. 5,404,614, A Selectable Dosage Transdermal Drug Delivery System, issued April 11, 1993, and currently owned by Americare Technologies, Inc.;

2. Patent No. 5,443,080 Integrated System for Biological Fluid Constituent analysis, issued December 22, 1993, and currently owned by Americare Diagnostics, Inc.;

3. Patent No. 5,336,213, A Selectable Dosage Transdermal Delivery System, issued August 9, 1994, and currently owned by Americare Technologies, Inc.;

4. Patent No. 5,462,064 Integrated system for Biological Fluid Constituent Analysis, issued October 31, 1995, and currently owned by Americare Diagnostics, Inc.;

5. Patent No. 5,505,957, A Selectable Dosage Transdermal Delivery system, issued April 9, 1996, and currently owned by Americare Technologies, Inc.;

6. Patent No. 5,614,212, A Method of Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer, issued March 25, 1997, and currently owned by Americare Technologies, Inc.;

7. Patent No. 5,756,117, A Multidose Transdermal Drug Delivery System,issued May 26, 1998, and Assigned to and now owned by International Medical Associates;

8. Patent No. 5,910,122, Saliva Collector with Aspirating Pipette, issued June 8, 1999, and currently owned by Americare Health Scan, Inc.

9. Patent No. 5,932,240, A Multidose Transdermal Drug Delivery System, issued August 3, 1999, and now owned by Dr. D'Angelo;

10. Patent No. 5,989,840, Estimation of active infection by Helicobacter Pylori, issued November 11, 1999, and currently owned by Americare International Diagnostics, Inc.; and

11. Patent 2,185,555, issued December 14, 1999, Integrated Systems for Biological Fluid Constituent Analysis, currently owned by Dr. D'Angelo.

EMPLOYEES  AND  DISTRIBUTORS

The Company currently has four full-time employees and two full-time consultants. For the past several years, the efforts of these employees and consultants have been focused on handling the Company's legal affairs, including the various pieces of litigation in which the Company and its President have been involved as both a Plaintiff and Defendant. The Company is not subject to any collective bargaining agreement, and believes that its relationships with its employees are good.

FACTORS  AFFECTING  OPERATING  RESULTS

This Registration Statement contains forward-looking statements that involve risks and uncertainties. The statements contained in this Registration Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. The Company intends that such forward-looking statements be subject to safe harbors created thereby. Wherever possible, we have identified these forward-looking statements by words such as "plans," "believes," "anticipates," "expects" or "intends" and similar language.


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All  forward-looking  statements  included  in  this  document  are  based  on information available to us on the date of this document, and the Company assumes no obligation to update any such forward-looking statements. Our actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this Registration Statement, before making a decision to invest in the common stock of the Company.

LIMITED  OPERATING  HISTORY;  ACCUMULATED  DEFICIT;  NEED FOR ADDITIONAL CAPITAL

There is limited historical financial information about the Company upon which to base an evaluation of our performance, or to make a decision regarding an investment in shares of its common stock. The Company has shareholders' deficits of $4,268,090 through June 30, 2001, and $3,646,655 through December 31, 2000. The Company's cash and equivalents balance at June 30, 2001 was $0, and $0 at December 31, 2000. Our use of cash in operations was ($1,088,404) for the year ended December 31, 2000, and ($410,066) for the six months ended June 30, 2001.

We do not know if our products and processes will achieve significant levels of marketing acceptance. Our business is subject to all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, delays in product development, uncertain market acceptance, and the absence of any operating history. Therefore, there is no assurance that our business or products will be successful, or that we will be able to achieve or maintain profitable operations. We may encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated.

The Company will be required to make huge investments in research and development, and spend additional money to maintain and expand its marketing efforts. We may seek equity financing to provide the necessary capital for these efforts. We cannot be sure that any financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to continue, develop or expand our business, complete development of new products, or penetrate existing markets at the rate desired, and our operating results may be adversely affected. Equity financing could result in additional dilution to existing shareholders.

MARKET  RISKS  OF  A  NEW  BUSINESS

We have formulated our business strategies based on certain assumptions regarding the marketability of our products and processes to potential customers. Any future success of the Company may depend upon several factors including changes in governmental regulation, increased levels of competition within the technology fields we are attempting to penetrate, changes in general economic conditions, and increases in operating costs.

RELIANCE  ON  LIMITED  NUMBER  OF  PRODUCTS

All of our products are based on applications in the medical diagnostic testing device industry. Although the applications vary from product to product, a decline in market demand for medical diagnostic testing devices could have a significant adverse impact on the Company. The Company currently has only one marketable medical diagnostic test, the HIV Saliva Test, which currently cannot be sold in the United States.


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DEPENDENCE  ON  MARKETING  EFFORTS

We are dependent on our ability to market our products. We must increase the level of awareness of our products by devoting substantial management and financial resources to our marketing efforts, and we do not know if these efforts will be successful.

DEPENDENCE  ON  KEY  EMPLOYEES

We believe that our success will depend to a significant extent upon the efforts and abilities of Dr. D'Angelo, the Company's President. The loss of the services of Dr. D'Angelo would have a material adverse effect on our business, financial condition, and results of operations. In addition, our future success will depend on our ability to attract and retain qualified technical and management personnel. The Company does not have written employment agreements with any of its employees or officers.

PATENTS,  LICENSES  AND  INTELLECTUAL  PROPERTY  CLAIMS

Our success depends, in part, on our ability to obtain patents, licenses and other intellectual property rights for our products and technology. We have 11 issued U.S. patents. The process of prosecuting and obtaining a patent is long and expensive, and we cannot be sure that we will be able to prosecute pending and future patent applications to the point where patents are issued, that we will be able to protect our technology, or that the competition will not be able to develop similar technology. There are currently no pending or threatened claims or lawsuits against the Company for patent infringement. Although we do not believe that we have infringed on any patented technology, any successful infringement claim would materially and adversely affect our business, financial condition, and results of operations.

In the past, and likely in the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us, to defend us against claimed infringement of the rights of others, and to determine the scope and validity of the proprietary rights of others. Any litigation could result in substantial cost and diversion of effort, which could have a material adverse effect on our financial condition and operating results. Adverse determinations in any litigation could result in the Company's loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties, or prevent us from marketing our products, any of which could have a material adverse effect on our financial condition and results of operations. We do not know if any license under a third party's intellectual property rights will be available to us on reasonable terms, if at all.


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
POSSIBLE  VOLATILITY  OF  STOCK  PRICE

The Company's common stock was traded on the Over the Counter Bulletin Board until it was delisted on August 1999. Since that time, the Company's common stock has traded in the Pink Sheets. Selling the Company's common stock may be difficult because of low or non-existent volume (small quantities of shares are bought and sold), and security analyst and news media coverage of the Company is almost non-existent. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. We believe that factors such as announcements of developments related to our business, fluctuations in our quarterly or annual operating results, failure to meet securities analyst expectations, general conditions in the marketplace and the worldwide economy, announcements of technological innovations or enhancements by us or our competitors, developments in patents or other intellectual property rights, and developments in our relationships with clients and suppliers could cause the price of our common stock to fluctuate, perhaps substantially. In recent years, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These fluctuations could adversely affect the market price of the Company's common stock.

AUDITOR'S  CONCERNS

The report issued by the independent certified public accountants that audited the financial statements of the Company at December 31, 2000, includes a paragraph which raises doubts as to our ability to continue in business. The financial statements as of that date do not include any adjustments that would be needed if we went out of business.

INSURANCE

The Company currently has no Product Liability Insurance. We intend to obtain product liability coverage before we begin to sell any of our products in large quantities, but there is no assurance that we will be able to obtain such liability insurance on acceptable terms. If we are unable to obtain this insurance, we would be exposed to significant losses in the event someone is injured due to one of our products.

The Company currently does not maintain key-man life insurance on any of its employees. Nor does the Company maintain liability insurance for directors, officers, or employees.

COMPETITION

The markets in which we are seeking to compete are very competitive. We are aware of other companies, universities, and research institutions that have patented, developed, or are developing products that are or may be competitive with our existing or planned products. These potential competitors are better established and have greater resources than we do.

CONTROL  BY  MANAGEMENT

Dr. D'Angelo, his family, and affiliated entities currently own 76.1% of the Company's issued and outstanding shares. Dr. D'Angelo, his family, and affiliated entities also currently hold promissory notes from the Company and its subsidiary that are secured by the Company's assets. These notes are payable upon demand.


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
SOCIAL, POLITICAL, AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN AND INTERNATIONAL TRADE

Currently, the Company's plan is to market and sell its products outside the United States. Social, political and economic conditions inherent in foreign operations and international trade may change, including changes in the laws and policies that govern foreign investment and international trade. To a lesser extent social, political and economic conditions may cause changes in U.S. laws and regulations relating to foreign investment and trade. Social, political or economic changes could, among other things, make it more difficult or more expensive for us to sell our products in foreign countries. Accordingly, there is no assurance that changes in social, political or economic conditions will not have a substantial adverse effect on our business.

NO  DIVIDENDS  ANTICIPATED

The Company intends to retain any future earnings to fund the operation and expansion of its business. We do not anticipate paying cash dividends on our shares in the foreseeable future.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since the commencement of current operations in February 1994, the Company's activities have involved research and development, and litigation to protect its proprietary technology and corporate interests. Our current activities include:

     *     Minimal  Research  by  Dr.  D'Angelo;
     *     Efforts  to  raise  capital  through  debt  or  equity  financing;
     *     Development  of  corporate  infrastructure;  and
     *     Litigation.

RESULTS  OF  OPERATIONS

YEARS  ENDED  DECEMBER  31,  2000  AND  1999

The Company has had no revenues from product sales since inception. Our only income has been from litigation settlements and the collection of judgments.

The Company incurred a net loss of $621,435 for the six months ended June 30, 2001, and as of that date, current liabilities exceeded current assets by $4,662,059. Those factors, as well as the need for additional financial resources, create an uncertainty about the Company's ability to continue as a going concern. The Company is currently developing a plan to finance its operations through the sale of products, and the issuance of debt and equity securities. The ability of the Company to continue as a going concern is dependent on the success of the plan, the continued financial support of Dr. D'Angelo, his family, and related entities, and the Company's ability in the future to generate revenues from the marketing and sale of its technology, products or services.

There were no research and development expenditures in 1999, 2000, and the first six months of 2001. Operating expenses increased from $1,449,927 to $1,939,016 for the years ended December 31, 1999 and 2000, respectively. However, operating expenses fell from $1,150,671 for the six month period ended June 30, 2000, to $691,688 for the six month period ended June 30, 2001.

All of the Company's activities for the years ended December 31, 1999 and 2000 were financed with loans from the Company's President, Dr. D'Angelo, his family, and affiliated entities. Interest expense of $834,596 relating to those loans, which are payable upon demand retroactive to 1996 was accrued in 2000.

In May 2000, Dr. D'Angelo, his family, and affiliated companies filed three UCC-1 Financing Statements and Security Agreements against the Company for amounts of $1,000,000.00, $200,000.00 and $1,400,000.00 to secure their claims for loans, accrued expenses, and salary due from the Company. The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million, and have been filed with the Secretary of State of the State of Florida. The security agreements secure the payment of indebtedness evidence by a promissory note or notes executed by the Company and its subsidiary to the secured parties. The amounts reflected as the principal sums of the promissory notes approximate the total amount of loans and accrued expenses reflected as due to the secured parties according to the books and records of the Company. Of the total amount of liabilities to which these security agreements relate, approximately $100,000 is a direct liability of the Company's subsidiary.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company has not been profitable, and has had negative cash flow from operations in large part due to substantial expenditures for litigation to protect its intellectual property and proprietary technology.

As of June 30, 2000, the Company had no cash reserves, and total assets were $393,969. In addition, our total current liabilities as of June 30, 2001, were $4,662,059. This debt relates to demand notes due and payable to Dr. D'Angelo, his family and affiliated entities.

ITEM  3.  DESCRIPTION  OF  PROPERTY

The Company has available approximately 20,805 square feet of finished office, laboratory and warehouse space in Miami, Florida. The current annual rent is $221,573. The Company has not executed a lease with Universal Realty and Development Company, a division of Daycon Investors Associates, Inc., and a related entity owned by Dr. D'Angelo, his family, and affiliated entities. The Company is accruing rent payments at this time.

The Company owns 4,000,000 shares of Interventional Research Technologies, Inc., a corporation that was involved in developing patents. These shares are recorded in the Company's financial statements as other assets, and were valued at their original cost of $4,000. During 2000, this investment was written down to zero.

Property and Equipment, including fixed assets specifically identified as office equipment, medical equipment, automobiles and leasehold improvements, less accumulated depreciation, were listed at a net book value of $12,307 as of December 31, 2000 ($14,744 as of December 31, 1999). Depreciation expense for 1999 is $1874.00 and for 2000 was $3,539. During 1999, medical equipment and leasehold improvements with a net book value of $201,817 were reclassified from property and equipment to assets held for future use. The reclassification was done because assets were not being used for research in 1999.

See  "PATENTS  AND  PROPRIETARY  RIGHTS"  section  above.

     Flood  Loss

On November 26, 1999, subsequent to the installation of coffee making equipment, there was a leak that resulted in a flood at the Company's premises. The flood destroyed lab equipment with a cost of $439,511, and accumulated depreciation of $164,817. The insurance company that provided the building with liability coverage went out of business, and the damage caused by the flood has not been repaired or reimbursed to date. The Company has filed legal actions against both the insurance underwriter and the installer of the coffee equipment.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

The following tables set forth certain information regarding the ownership of the Company's common stock as of December 31, 2000, by the Company's directors, officers and employees.

                                                       AMOUNT AND NATURE OF  PERCENT
TITLE OF CLASS           NAME & ADDRESS                BENEFICIAL OWNER      OF CLASS
-----------------------  ----------------------------  --------------------  ---------
Common Par Value $.001   Joseph P. D'Angelo            11,240,941 Shares         76.1%
                         Individually,                 President & Director
                         family, affiliated
                         entities.
-----------------------  ----------------------------  --------------------  ---------
Common Par Value $.001   Directors & Officers          11,268,341 Shares         76.3%
                         as a group
-----------------------  ----------------------------  --------------------  ---------
Common Par Value $.001   Americare Diagnostic, Inc.    1,000,000 Shares             6%
                                                       Affiliated Company
-----------------------  ----------------------------  --------------------  ---------
Common Par Value $.001   Americare International       1,000,000 Shares             6%
                         Diagnostics, Inc.             Affiliated Company
-----------------------  ----------------------------  --------------------  ---------

No other individual or entity owns 5% or more of the Company's issued and outstanding shares.

There are currently no arrangements that may result in "Changes in Control" of the Company as that term is defined by the provisions of Item 403(c) of Regulation S-B.

In 1999 and 2000, the Board of Directors of the Company authorized the issuance of the following additional shares of common stock:

Name                                   Number of Shares Common Stock
----                                   -----------------------------

StockMcKnight Smoked Foods                             30,000 shares
-------------------------------------
Miyoshi Smith, Esq.                                     1,000 shares
Director's Fees                                         4,700 shares
Creative Connection (Public                               778 shares
Relations Firm)
Mark Ogram                                             11,500 shares
Becker & Poliakoff, P.A.                                7,237 shares
Americare Diagnostic, Inc.                          1,000,000 shares
(Affiliated Entity)
Americare International Diagnostics,                1,000,000 shares
Inc. (Affiliated Entity)
Bright Star                                             5,000 shares


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The names of the directors and executive officers of the Company, their respective ages and positions with the Company, and certain biographical information follow:

NAME                AGE              TITLE
------------------  ---  ------------------------------
Joseph P. D'Angelo   79  President, Treasurer, Chairman
                         of the Board and Director
------------------  ---  ------------------------------
Horace Seidel        77  Secretary/Director
------------------  ---  ------------------------------
Joel P. Kallan       59  Director
------------------  ---  ------------------------------
Eugene L. Foltuz     66  Director
------------------  ---  ------------------------------

The Board of Directors of Americare Health Scan, Inc. currently consists of four members. All directors hold office until the next annual meeting of stockholders, or until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until the successors are appointed.

Dr. Joseph P. D'Angelo, DDS has served as the President, Treasurer, and Chairman of the Company's Board of Directors since its inception. He is, and has been since 1986, President and Chairman of the Board of Americare Services, Inc., a multifaceted health care facility serving South Florida by providing a full range of home care medical services. These services include providing patients with pharmaceutical supplies, nursing services, intravenous therapy, nutritional therapy, and durable medical equipment. He has developed a variety of medical devices, application technology, and diagnostic products. Dr. D'Angelo's research into the production of an AIDS auto-vaccine has been recognized by the National Institutes of Health, and he is the co-developer of the Company's transdermal technology. He has been Knighted by the Knights of Malta, Rome, Italy, and has had a flag flown over the United States Capital in his honor. The City of Buffalo proclaimed June 1, 1992, as "Dr. Joseph P. D'Angelo Day" in recognition of his many years of service and contributions to his community.

Joel P. Kallan, MD is and has been a director and shareholder since the Company's inception. He is currently and has been a practicing orthopedic surgeon. Since 1980, Dr. Kallan has been a clinical professor in the Department of Orthopedics at the University of Miami School of Medicine. He is a Diplomat of the National Board of Medical Examiners, and has served on the Advisory Boards of many organizations. Dr. Kallan is also a member of the Company's Product Review Board.

Horace Seidel, MD is and has been a director and shareholder since the Company's inception. He was Director of Medical Education at Memorial Hospital from 1974-1994. He graduated from the Long Island College of Medicine, and practiced Internal Medicine from 1954 to 1970. He was professor of medicine in the Department of Medicine at Hahnemann Medical College, Philadelphia. He is a former member of the Committee on Accreditation for the Florida Medical Association.

Eugene L. Foltuz has been a director since 1998, and is also a shareholder. He has worked as Engineering Manager for Security Plastics, Inc. since 1973. He was a Chief Engineer for Global Precision, Inc., and a Manager Application Engineer for Colt Industries. He was granted a patent in Injection Molding in 1997. He attended Wayne State University College of Engineering and the Meisinger Art School. He is a member of the Society of Plastics Engineers, and is a member of the Broward County Archeological Society.

Doctors D'Angelo, Kallan, and Seidel, along with Mr. Foltuz, also serve on the Boards of Directors of Americare Biologicals, Inc., Americare International Diagnostics, Inc., and Americare Diagnostics, Inc.

ITEM  6.  EXECUTIVE  COMPENSATION

The Table below summarizes the annual compensation of Dr. D'Angelo, the Company's President and sole officer during 1999-present:

NAME                TITLE      SALARY/FISCAL YEAR       BONUS  AWARDS
------------------  ---------  -----------------------  -----  ------
Joseph P. D'Angelo  President  $208,000.00 (deferred)*   N/A   N/A
------------------  ---------  -----------------------  -----  ------

* In 1999, the Directors of the Company passed a Resolution authorizing the accrual of salary to Dr. D'Angelo retroactive to June 1996, on a demand basis. On the basis of an annual salary of $208,000.00 per year, it is estimated that the Company owes Dr. D'Angelo $1,040,000 for the period of July 1996 through June 2001.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

The Company leases its facilities from Universal Realty Development Company, a division of Daycon Investors, Assoc., Inc., and a company owned and controlled by Dr. D'Angelo, his family, and affiliated entities;

The Company's financial books and records, banking and expenses are managed by Daycon Data Management, a division of Daycon Investors, Assoc. Inc., and a Company owned and controlled by Dr. D'Angelo, his family, and affiliated entities.

During 1999, 2000, and 2001, the Company entered into several loan, lease, and management fee transactions with stockholders, affiliates and related entities. These transactions are detailed in the Independent Auditor's Report in Notes 7 and 8. Those notes are hereby adopted and incorporated as if fully set forth here.

The Company has never commissioned any independent analysis of the fairness of any of these related transactions.

TRANSFER  AGENT  AND  REGISTRAR

United Stock Transfer has been appointed as the transfer agent and registrar for the Company's common stock. They are located in Englewood, Colorado.

ANTI-TAKEOVER  EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

There are no Anti-Takeover provisions in the Articles of Incorporation or Bylaws of the Company.



                              PART  II

ITEM  1.  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  COMMON  EQUITY  AND  OTHER
          SHAREHOLDERS

MARKET  INFORMATION

Currently the Company's equity is publicly traded in the Pink Sheets. The Company's common stock was previously on the Over the Counter Bulletin Board before being delisted in August 1999. There have been extended periods of no trading of the Company's stock since it began trading in the Pink Sheets. During that same period, the share price has ranged from 58 cents to approximately $6. The current 52 week high is $1.75 and the 52 week low is 58 cents.

As of December 27, 2000, there were 509 shareholders of record of the Company's common stock. MMCheckThe Company has a total of 14,765,148 shares of common stock currently issued and outstanding, and 12,288,476 of those shares are restricted.

DIVIDENDS

There have been no cash dividends declared on the Company's common stock since inception. Dividends will be declared at the sole discretion of the Company's Board of Directors.

ITEM  2.  LEGAL  PROCEEDINGS

The Corporation is involved in several pieces of litigation, which are set forth below.

In 1995, Americare Biologicals, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc. (the "Plaintiffs") filed suit in Florida state court (Broward County) against Technical Chemicals and Products, Inc. ("TCPI") and its then chairman Jack Aronowitz, Simplex Medical Systems, Inc. ("Simplex") and its then officers Henry B. Schur and Nicholas Levandoski, and Analyte Diagnostics, Inc. ("Analyte"), claiming misappropriation of trade secrets and interference with business relationships relating to the Company's proprietary Saliva Collection System and HIV Saliva Test. On January 25, 1999, judgment was entered in favor of Plaintiffs against Schur, Levandoski, TCPI, Aronowitz, Simplex and Analyte. On appeal, $4.3 Million of the $4.8 Million in damages awarded against Schur, Levandoski, Aronowitz and TCPI was affirmed. Only the $500,000 judgment against Aronowitz was reversed. In
December 2000, the appeal bond that had been posted by TCPI was ordered paid, and Americare Biologicals, Inc. received $388,890. Nicholas Levandoski, against whom Americare Biologicals, Inc. and Americare Transtech, Inc. had judgments totaling $1,000,000, filed for Chapter 7 Bankruptcy protection in 2000. A settlement was reached with the trustee of the Levandoski bankruptcy proceeding pursuant to which Americare Biologicals, Inc. and Americare Transtech, Inc. will receive from Levandoski a cash payment of $11,638 and 99,876 shares of stock in SMLX Technologies, Inc. The Plaintiffs are currently attempting to collect the $3,000,000 judgment against Schur from his former employer, Simplex, pursuant to certain indemnification provisions in Simplex's Articles of Incorporation and Bylaws. Of the $3 million judgment against Schur, $1 million each was awarded to Americare Biologicals, Inc, Americare Transtech, Inc, and Dr. D'Angelo. Trial in the collection action was held on August 3, 2001. Final argument briefs are due to be filed by August 23, 2001, and the trial judge will issue a ruling thereafter.

In 1997, Americare Diagnostics, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc., (the "Plaintiffs") filed suit in federal court (Southern District of Florida) against TCPI and its then chairman Jack Aronowitz, and Simplex and its then officers Henry B. Schur and Nicholas Levandoski, claiming patent infringement and misappropriation of trade secrets relating to the Company's patented biological fluids constituent analysis system. A confidential settlement agreement was reached with TCPI on February 3, 2001, which resolved all litigation between TCPI and the Plaintiffs. TCPI, which filed a voluntary Chapter 11 bankruptcy petition on July 3, 2001, still owes approximately $38,700 under the settlement agreement. The Company settled with Simplex on June 26, 2001. On June 27, 2001, the District Court issued an Order granting the Plaintiffs' motion for voluntary dismissal of their patent infringement claims against Aronowitz and Schur. The basis for the Plaintiffs' motion was that the infringement claims lacked sufficient economic value to justify further prosecution. The district court also granted the Plaintiffs' motion for voluntary dismissal without prejudice of their misappropriation of trade secrets claims against Aronowitz and Schur. Both Aronowitz and Schur have indicated that they intend to pursue attorney's fees and costs against the Plaintiffs. During an August 2, 2001, pretrial conference, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his patent misuse antitrust counterclaim. The Plaintiffs may seek attorney's fees and costs from Aronowitz.

In 1997, Henry B. Schur filed suit against Dr. D'Angelo, Americare Transtech, Inc., Americare Health Scan, Inc., Americare Biologicals, Inc., International Medical Associates, Inc., and Americare Diagnostics, Inc. asserting claims relating to the tape recording and use of a conversation Schur had with Dr.
D'Angelo on the street. Currently sub judice is a motion to dismiss by the Defendants. Trial is set for September 10, 2001, but Plaintiff's counsel is currently seeking to delay trial until late 2002 because Schur is unavailable.

TCPI and Aronowitz, in 1999, filed action in federal court (Southern District of Florida) against the Company, Joseph P. D'Angelo, and Creative Connections, Inc., claiming that Plaintiffs had engaged in false advertising in violation of the Lanham Act, and common law defamation. All claims by TCPI have been dismissed with prejudice pursuant to a February 2001 settlement. TCPI also settled with Creative Connections, Inc. on or about April 2001. As part of that settlement, TCPI was assigned a $28,281.29 judgment Creative Connections had against the Company. TCPI then proceeded to offset the amount of that judgment against the payments owed to the Company under the February 2001 settlement. During an August 2, 2001, pretrial conference, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his Lanham Act and defamation claims. The Defendants may seek attorney's fees and costs from Aronowitz.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation suit in Florida state court against TCPI, Jack Aronowitz and Robert Zelinka. Plaintiffs settled with TCPI in February 2001. On July 27, 2001, Plaintiffs entered into a confidential settlement with Zelinka. The claim against Aronowitz is still pending.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation lawsuit in Florida state court against Warren Vitale. Plaintiffs' motion for summary judgment is currently sub judice.

In November 1999, the building in which the Company is a tenant sustained substantial damage as a result of water leakage from a coffee machine that had been installed and maintained by Perfect Choice Coffee, Inc. Some of the Company's equipment and work in process was damaged and/or destroyed. The landlord's insurance company went bankrupt and did not cover the losses. As a result, the Company, landlord, and related entities jointly filed two separate lawsuits against the underwriter (Jackson Agency, Inc.) and the coffee machine company (Perfect Choice Coffee, Inc.) seeking to recover their losses. Consolidated discovery is ongoing.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the U.S. Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the principal inventor of the Company's Saliva Collection System. In view of the January 1999 judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collection System, and Schur's assignment of all rights, title or interest in the Saliva Collection System to Americare Transtech, Inc., the Company believes that its exclusive ownership of the technology has been established.

In 1999, Henry Schur filed suit against Americare Biologicals, Inc. claiming entitlement to stock in that Company. The case was dismissed on statute of limitations grounds, and Schur was afforded an opportunity to amend his complaint.

In the normal course of business, the Company is involved in various disputes, claims and/or litigation. Given the current financial condition of the Company, the resolution of any of the above-discussed matters against the Company by judgment or the award of attorney's fees and costs could have a material adverse impact on the consolidated financial statements.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company retained London Witte & Company, P.A. to conduct an independent audit of the Company's books and records for 1999 and 2000. The independent auditor's report is included herein in PART F/S below.

There were no disagreements between the Company and London Witte & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of London Witte & Company would have caused it to make reference to the subject matter of the disagreements in connection with its report.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES  USE  OF  PROCEEDS

There  have  been  no  recent  sales  of unregistered securities by the Company.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Company does not carry officer and director liability insurance, and no individual officer or director has purchased such liability insurance on his own.

                                    SIGNATURE

In accordance with requirements of the Exchange Act, the Issuer caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Americare  Health  Scan,  Inc.



                                        By: /s/ Joseph P. D'Angelo
                                            --------------------------
                                            Dr. Joseph P. D'Angelo
                                            President


DATED:  August  13,  2001.



                        CONSENT OF OFFICERS AND DIRECTORS

We the undersigned officers and Directors of Americare Health Scan, Inc. have reviewed the Form 10-SB to be submitted to the U.S. Securities and Exchange Commission and each hereby confirm that we are familiar with and aware of the information disclosed in the 10-SB and that the same is true and accurate.



By: /s/ Joel P. Kallan            By: /s/ Joseph P. D'Angelo
    ----------------------            --------------------------
     Joel P. Kallan, MD,              Joseph P. D'Angelo,  DDS
     Director                         Director



By: /s/ Horace Seidel, MD        By: /s/ Eugene L. Foltuz
    ----------------------            --------------------------
     Horace Seidel, MD                Eugene L. Foltuz
     Director                         Director


Date:  August  13,  2001

                              PART  F/S

INDEX  OF  FINANCIAL  STATEMENTS  12/31/00 & 12/31/99

Independent  Auditor's  Report                                 F-1

Consolidated  Balance  Sheets                                  F-2

Consolidated  Statements  of  Operations                       F-3

Consolidated Statements of Changes in Stockholder Equity       F-4

Consolidated  Statements  of  Cash  Flows                      F-5

Notes  to  Consolidated  Financial  Statements                 F-6

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)






                          AUDITED FINANCIAL STATEMENTS




              FOR THE YEARS MONTHS ENDED DECEMBER 31, 2000 AND 1999
  AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Americare Health Scan, Inc.

We have audited the accompanying consolidated balance sheets of Americare Health Scan, Inc. and Subsidiary (a development stage company), a Florida corporation as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and from February 3, 1994 (date of inception) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Americare Health Scan, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses since inception and has a deficit accumulated during its development stage and a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






LONDON  WITTE  &  COMPANY,  P.A.
Certified  Public  Accountants
Fort  Lauderdale,  Florida

July  31,  2001

                     AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                           (A DEVELOPMENT STAGE COMPANY)
                            CONSOLIDATED BALANCE SHEETS
                            DECEMBER, 31, 2000 AND 1999

                                     A S S E T S


                                                      DECEMBER 31,    DECEMBER 31,
                                                          2000            1999
                                                     --------------  --------------
CURRENT ASSETS                                       $           -   $           -
                                                     --------------  --------------

PROPERTY AND EQUIPMENT, NET OF DEPRECIATION                 12,307          14,744
                                                     --------------  --------------

OTHER ASSETS
  Loans receivable - related parties                        30,481          30,438
  Investments                                                  636           4,940
  Assets held for future use                               201,817         201,817
  Patents                                                  150,793         150,793
                                                     --------------  --------------

    TOTAL OTHER ASSETS                                     383,727         387,988
                                                     --------------  --------------

    TOTAL ASSETS                                     $     396,034   $     402,732
                                                     ==============  ==============

L I A B I L I T I E S  A N D  S T O C K H O L D E R S ' E Q U I T Y (D E F I C I T)

CURRENT LIABILITIES
  Cash overdraft                                     $       1,250   $         807
  Accounts payable                                          61,953          88,818
  Accrued officer's compensation                           936,000         728,000
  Accrued expenses                                       1,266,160         985,251
  Loans payable - stockholders                             369,079         138,280
  Loans payable - related parties                          561,391         550,137
  Accrued interest - stockholder & related parties         834,596               -
  Loan payable - other                                      12,260           6,000
                                                     --------------  --------------

    TOTAL CURRENT LIABILITIES                            4,042,689       2,497,293
                                                     --------------  --------------

CONTINGENCIES  (See Note 16)

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, par value $.001 per share;
    50,000,000 shares authorized; 14,765,148 and
    14,761,948 shares issued and outstanding in
    2000 and 1999 respectively                              14,765          14,762
  Additional paid-in capital                             1,355,218       1,352,885
  Deficit accumulated during the development stage      (5,016,638)     (3,462,208)
                                                     --------------  --------------

    TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                (3,646,655)     (2,094,561)
                                                     --------------  --------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $     396,034   $     402,732
                                                     ==============  ==============


   The accompanying notes are an integral part of these financial statements.


                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
  AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000


                                     DECEMBER 31,    DECEMBER 31,    INCEPTION
                                         2000            1999         TO 2000
                                    --------------  --------------  ------------

SALES                                 $        -      $        -     $        -
                                    --------------  --------------  ------------
OPERATING EXPENSES:
  Advertising                               2,750           6,856         9,606
  Bank fees                                 1,905           4,279         7,987
  Contract Labor                           25,839          18,095        43,934
  Depreciation                              3,538           1,874         6,963
  Dues & subscriptions                        309             208         3,696
  Insurance                                 9,053           5,262        17,757
  Interest expense                        834,596             522       835,118
  Legal & accounting                      279,073         257,091       627,330
  Licenses & taxes                            510           2,735         3,245
  Management fees                          47,916          54,043       282,881
  Meals & entertainment                       419           1,100         4,291
  Office expense                           10,160           1,102        25,227
  Officer's compensation                  208,000         728,000       936,000
  Payroll taxes                            11,502           5,435        16,937
  Professional fees                        94,504          32,154       126,658
  Rent - dormant production areas         163,637         161,140       324,777
  Rent - office space                      38,340          37,755       187,920
  Rent - warehouses                        39,434          35,427       202,602
  Salaries                                138,910          57,848       196,758
  Telephone & utilities                     2,621          12,413        61,785
  Travel                                    9,159          18,920        74,288
  Other expenses                           16,841           7,668        42,926
                                    --------------  --------------  ------------

  TOTAL OPERATING EXPENSES              1,939,016       1,449,927     4,038,686
                                    --------------  --------------  ------------

    OPERATING LOSS                     (1,939,016)     (1,449,927)   (4,038,686)

OTHER INCOME (EXPENSE)
  Settlement of litigation -
    release of appeals bond               388,890               -       388,890
  Research and development costs                -               -    (1,086,783)
  Loss from investments                    (4,304)            (28)       (5,365)
  Loss from flood                               -        (274,694)     (274,694)
                                    --------------  --------------  ------------
                                          384,586        (274,722)     (977,952)

    LOSS BEFORE INCOME TAXES           (1,554,430)     (1,724,649)   (5,016,638)

INCOME TAX EXPENSE (BENEFIT)                    -               -             -
                                    --------------  --------------  ------------

    NET LOSS                        $  (1,554,430)  $  (1,724,649)  $(5,016,638)
                                    ==============  ==============  ============

NET LOSS PER SHARE                          (0.11)          (0.12)
                                    ==============  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:                         14,762,215      14,751,985
                                    ==============  ==============


   The accompanying notes are an integral part of these financial statements.


                              AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                                     (A DEVELOPMENT STAGE COMPANY)
                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                            FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
             AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000


                                  COMMON STOCK AND CAPITAL
                                   IN EXCESS OF PAR VALUE
                                   ----------  ----------    DEFICIT
                                     SHARES      AMOUNT     ACCUMULATED       TOTAL
                                   ----------  ----------  -------------  -------------
BALANCES AT JANUARY 1, 1996            50,000  $    5,800  $    (98,832)  $    (93,032)
  Stock Split (116 to 1)            5,750,000           -             -              -
  Issuance of common shares
    regarding acquisition of
    assets from Americare
    Transtech, Inc., acquisition
    of subsidiary Americare
    Biologicals, Inc., and
    regarding pretrading private
    placements                      6,541,800   1,266,058             -      1,266,058
  Issuance of common shares
    regarding merger with
    Environmental Digital
    Systems, Inc.                     370,370           -             -              -
  Net Loss                                  -           -      (637,663)      (637,663)
                                   ----------  ----------  -------------  -------------

BALANCES AT DECEMBER 31, 1996      12,712,170   1,271,858      (736,495)       535,363
  Issuance of common shares
    for services rendered               5,000      16,250             -         16,250
  Net Loss                                  -           -      (498,157)      (498,157)
                                   ----------  ----------  -------------  -------------

BALANCES AT DECEMBER 31, 1997      12,717,170   1,288,108    (1,234,652)        53,456
  Issuance of common shares
    to acquire 25% interest in
    Americare Diagnostics, Inc.
    and Americare International
    Diagnostics, Inc.               2,000,000       2,000             -          2,000
  Net Loss                                  -           -      (502,907)      (502,907)
                                   ----------  ----------  -------------  -------------

BALANCES AT DECEMBER 31, 1998      14,717,170   1,290,108    (1,737,559)      (447,451)
  Issuance of common shares
    for private placement and
    services rendered                  44,778      77,539             -         77,539
  Net Loss                                  -           -    (1,724,649)    (1,724,649)
                                   ----------  ----------  -------------  -------------

BALANCES AT DECEMBER 31, 1999      14,761,948   1,367,647    (3,462,208)    (2,094,561)
  Issuance of common shares
    for private placement and
    services rendered                   3,200       2,336             -          2,336
  Net Loss                                  -           -    (1,554,430)    (1,554,430)
                                   ----------  ----------  -------------  -------------

BALANCES AT DECEMBER 31, 2000      14,765,148  $1,369,983  $ (5,016,638)  $ (3,646,655)
                                   ==========  ==========  =============  =============


   The accompanying notes are an integral part of these financial statements.

                         AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                                (A DEVELOPMENT STAGE COMPANY)
                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
        AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000



                                                 DECEMBER 31,    DECEMBER 31,    INCEPTION
                                                     2000            1999         TO 1999
                                                --------------  --------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                      $  (1,554,430)  $  (1,724,649)  $(5,016,638)
  Adjustments to reconcile net loss to net
  cash used in operating activities:
    Depreciation expense                                3,539           1,874       250,177
    Undepreciated cost of equipment
      destroyed in flood                                    -         274,694       274,694
    Changes in assets and liabilities:
  Increase/(decrease) in cash overdrafts                  443             113         1,250
      Accounts payable                                (26,865)         88,678        61,953
      Accrued officer's compensation                  208,000         728,000       936,000
      Accrued expenses                                280,909         273,218     1,266,160
                                                --------------  --------------  ------------

  Net cash used in operating activities            (1,088,404)       (358,072)   (2,226,404)
                                                --------------  --------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Amounts loaned to related entities                      (43)              -      (147,646)
  Collections of loans receivable                           -           1,692       117,165
  Purchase of investment                                    -               -        (6,000)
  Loss from investment                                  4,304              28         5,365
  Purchase of property and equipment                   (1,102)        (15,055)     (738,995)
  Payment for patents                                       -         (13,293)     (150,793)
                                                --------------  --------------  ------------

  Net cash provided by (used in)
    investing activities                                3,159         (26,628)     (920,904)
                                                --------------  --------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stockholder loan                      230,799          28,349       369,079
  Proceeds from loans payable-related parties          11,254         272,812       571,090
  Proceeds from other loans payable                     6,260           6,000        12,260
  Loan repayments-related parties                           -               -        (9,700)
  Accrued interest - stockholder                      834,596               -       834,596
  Proceeds from common stock                            2,336          77,539     1,369,983
                                                --------------  --------------  ------------

  Net cash provided by financing
    activities                                      1,085,245         384,700     3,147,308
                                                --------------  --------------  ------------

NET INCREASE (DECREASE) IN CASH                             -               -             -
CASH AND EQUIVALENTS, BEGINNING                             -               -             -
                                                --------------  --------------  ------------

CASH AND EQUIVALENTS, ENDING                    $           -   $           -   $         -
                                                ==============  ==============  ============


   The accompanying notes are an integral part of these financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

NATURE  OF  ACTIVITIES

Americare Health Scan, Inc. and its subsidiary, Americare Biologicals, Inc. are engaged in the business of developing technological solutions for medical, dental, and high tech industries, and consequently bringing the developed technologies to the market place. The Company has developed and patented a saliva collector that could be used in an array of saliva based tests. The Company and entities with which it is affiliated have also been researching other products for development. The Company has not yet obtained necessary approvals to market the products it is developing.

BASIS  OF  PRESENTATION

Since both the Company and its subsidiary are development stage companies, the Company is required to follow Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting by Development Stage Enterprises," (SFAS 7). Pursuant to SFAS 7, the financial statements include cumulative amounts of revenues, expenses, and cash flows from the enterprise's inception.

GOING  CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $1,554,430 for the year ended December 31, 2000, and as of that date, current liabilities exceeded current assets by $4,042,689 and its total liabilities exceeded its total assets by $3,646,655. Those factors, as well as the need to obtain additional financial resources, create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to finance its continuing research and development activities through the issuance of debt or equity securities. The ability of the Company to continue as a going concern is dependent on the success of the plan or the continued support of the Company's major shareholder. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  1-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES(CONTINUED)
-----------------------------------------------------------------

PRINCIPLES  OF  CONSOLIDATION

The consolidated financial statements include the accounts of Americare Health Scan, Inc. and its subsidiary, Americare Biologicals, Inc. Intercompany balances and transactions have been eliminated in consolidation.

Americare Biologicals, Inc. was acquired by the Company on September 30,1996 and was accounted for under the pooling of interests method.

CASH  AND  CASH  EQUIVALENTS

For purposes of the financial statements, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

PROPERTY  AND  EQUIPMENT

All property and equipment are recorded at acquisition costs and adjusted annually for depreciation. The Company uses the declining balance method for depreciation of newly acquired fixed assets, depreciating the assets over useful lives based upon the type of depreciable property acquired.

Expenditures for routine maintenance and repairs are charged to expense when incurred, and the cost of additions and betterments are capitalized.

PATENTS

Patents are accounted for at cost. Amortization of these intangible assets will be provided on a straight-line basis over the respective useful lives.
Amortization  of  the  patents  will  begin  upon  commencement  of  operations.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  1-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES(CONTINUED)
-----------------------------------------------------------------

INVESTMENTS

Investments in unconsolidated affiliates in which the Company exercises significant influence but not control are accounted for by the equity method. The Company's share of net loss of those unconsolidated affiliates is included in net loss in these financial statements, up to the amount invested by the Company.

INCOME  TAXES

Deferred tax assets and liabilities are determined based upon differences between the financial statement and tax bases assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of evidence available, it is more likely than not that some or all of the deferred assets will not be realized.

LOSS  PER  SHARE

The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," (SFAS 128). Under SFAS 128, basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period.

FINANCIAL  STATEMENT  ESTIMATES

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  2  -  LOANS  RECEIVABLE  -  RELATED  PARTIES
--------------------------------------------------

During 2000 and 1999, the Company advanced funds to related parties. The resulting loans receivable are non-interest bearing and are payable on demand. In accordance with Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments," (SFAS 107), market value is estimated at cost because of the nature of the loan. The loan balance as of December 31, 2000 is $30,481 ($30,438 as of December 31, 1999).


NOTE  3  -  PROPERTY  AND  EQUIPMENT
------------------------------------

Property  and  equipment  is  comprised  of  the  following:

                           2000        1999
                        ----------  ---------
Office  Equipment       $   6,561   $  5,459
Medical  Equipment              0          0
Automobiles                12,233     12,233
Leasehold  Improvements         0          0
                        ----------  ---------

 Subtotal                  18,794     17,692
Less:  Accumulated
       Depreciation        (6,487)    (2,948)
                        ----------  ---------

Net  Amount              $ 12,307   $ 14,744
                        ==========  =========

Depreciation  expense  is  $3,539  for  2000  and  $1,874  for  1999.

During 1999, medical equipment and leasehold improvements with a net book value of $201,817 were reclassified from property and equipment to equipment held for future use.

Additionally, in 1999 medical equipment with a cost of $439,511 and accumulated depreciation of $164,817 was destroyed in a flood. (See note 14)


NOTE  4  -  INVESTMENTS
-----------------------

During 1996, the Company acquired 4,000,000 shares of Interventional Research Technologies, Inc., a closely held company, for a cost of $4,000. Since the investment is not listed on any stock exchange and is not readily tradable, it has been reflected in the financial statements at cost. In 2000, this investment was written down to -0-.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  4  -  INVESTMENTS(CONTINUED)
----------------------------------

The Company, effective January 1, 1998, acquired 5,563,918 shares (a 25% interest) in Americare Diagnostics, Inc. in exchange for 1,000,000 shares of the Company's stock. Americare Diagnostics, Inc. owns the patent for the invention titled Integrated System for Biological Fluid Constituent Analysis. Because the Company exercises significant influence, Americare Diagnostics is accounted for under the equity method. The Company's share of net loss is $304 for 2000 and $28 for 1999.

The Company, effective January 1, 1998, acquired 4,662,263 shares (a 25% interest) in Americare International Diagnostics, Inc. in exchange for 1,000,000 shares of the Company's stock. Americare International Diagnostics, Inc. has a patent pending for the invention titled Method and Device for Determination of Saliva Constituents - estimation of active infection by Helicobater Pylori. Because the Company exercises significant influence, Americare International Diagnostics is accounted for under the equity method. The Company's cumulative share of net loss exceeds the amount invested. Therefore, its carrying value under the equity method is zero.


NOTE  5  -  PATENTS
-------------------

On June 4, 1997, the Company filed an application for a patent for the invention titled Saliva Collector with Aspirating Pipette. This device is used for collecting saliva samples in which a filter is employed to clean and segregate saliva based on a molecular weight cut-off. The patent was issued on June 8, 1999.

The Company and related companies have obtained other patents and have other patents pending including a second generation of the saliva collection system, an integrated system for biological fluid constituent analysis, a method of estimation of active infection by Helicobacter Pylori, a method for preparation of solid polymer solutions having enhanced resistance to microbial growth, a multidose transdermal drug delivery system, and a method of transdermally administering high molecular weight drugs with a polymer skin enhancer.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  6  -  DEFERRED  TAXES
---------------------------

Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to the expected benefits of net operating loss carryforwards. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2000 and 1999 the amount of net operating loss carryforwards was $5,016,638 and $3,462,208 respectively.

Due to uncertainty regarding the levels of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized, principally due to the expiration of net operating loss carry forwards.

The  components  of  the  net  deferred  tax  asset  are  as  follows:

Deferred  tax  assets:         2000         1999
                           ------------  ----------

Net  operating  loss        $1,003,750   $ 692,442
Valuation  allowance        (1,003,750)   (692,442)
                           ------------  ----------
                           $         0   $       0
                           ============  ==========

NOTE  7  -  LOANS  PAYABLE  -  STOCKHOLDER
------------------------------------------

During 2000, 1999,and prior, the President of the Company and several other stockholders have advanced funds to the Company. The resulting loans payable are payable on demand. In accordance with Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments," (SFAS 107), market value is estimated at cost because of the nature of the loans. The loan balances as of December 31, 2000 and 1999 are $369,079 and $138,280, respectively.

In May 2000, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with the Company's President and majority stockholder relating to loans and accrued expenses as described above and in
Note  11.  In  addition,  the  Company,  as  debtor,  and  its

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  7  -  LOANS  PAYABLE  -  STOCKHOLDER  -  CONTINUED
--------------------------------------------------------

Subsidiary, as additional debtor, entered into security agreements with two of the related companies controlled by the President referred to in Notes 8 and 9 relating to loans and accrued expenses as described in those notes.

The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million and have been filed with the Secretary of State of the State of Florida.

The security agreements secure the payment of indebtedness evidence by promissory notes executed by the Company and its Subsidiary to the secured parties.


NOTE  8  -  LOANS  PAYABLE  -  RELATED  PARTIES
-----------------------------------------------

During 2000, 1999,and prior, the Company received loans from related parties. The resulting loans payable are payable on demand. In accordance with Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments," (SFAS 107), market value is estimated at cost because of the nature of the loan. The loan balances as of December 31, 2000 and 1999 are $561,391 and $550,137, respectively.

In May 2000, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with the Company's President and majority stockholder relating to loans and accrued expenses as described in Notes 7 and
11. In addition, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with two of the related companies controlled by the President referred to above and in Note 9 relating to loans and accrued expenses as described in those notes.

The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million and have been filed with the Secretary of State of the State of Florida.

The security agreements secure the payment of indebtedness evidence by promissory notes executed by the Company and its Subsidiary to the secured parties.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  9  -  RELATED  PARTY  TRANSACTIONS
----------------------------------------

During 2000 and 1999, the Company leased production, warehouse, and office space from a related company. Rent charged was based on square footage used. Rent charged by related parties was $221,573 in 2000 and $221,573 in 1999. Future minimum lease payments are as follows:

               Production     Warehouse     Administrative
               ----------     ---------     --------------
     2001      $  163,637     $  19,596     $       38,340
     2002         163,637        19,596             38,340
     2003         163,637        19,596             38,340
     2004         163,637        19,596             38,340
     2005         163,637        19,596             38,340

In addition, the Company paid management fees to another related corporation for bookkeeping, janitorial, and administrative services. Fees charged were based on an allocation of salaries and payroll taxes based on the percentage of time spent on behalf of the Company. Management fees were $47,916 in 2000 and $54,043 in 1999.

The related corporations referred to in the previous paragraphs are controlled by the President of the Company.
See  Notes  2,  7  and  8  regarding related party loans receivable and payable.

The total amount of interest accrued on these stockholder and related party loans (see Notes 7 and 8) retroactive to 1996 was $834,596. The interest rate on all related party notes was 2% above Chase Manhattan Bank's prime rate.


NOTE  10  -  OFFICER'S  COMPENSATION
------------------------------------

On August 28, 1999 the Board of Directors approved an annual salary of $208,000 for the President and C.E.O. of the Company retroactive to June 30, 1996. The amount of accrued salary as of December 31, 2000 and 1999 is $936,000 and $728,000, respectively.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  12  -  STOCK  COMPENSATION
--------------------------------

During 1999, the Company issued stock to certain outside directors and other non-employees in exchange for services rendered. The total number of shares issued for such services was 14,778 in exchange for services with a total cost of $27,439. During 2000, the Company issued 3200 shares having a value of $2,336 for director fees for services.


NOTE  13  -  NONCASH  INVESTING  AND  FINANCING  ACTIVITIES
-----------------------------------------------------------

Noncash  investing  and  financing  activities  consist  of  the  following:

                                                     1999          1999
                                                  ----------     --------
Stock-based  compensation  transactions
 (Increase)  in  additional  paid-in  capital     $  (2,333)     $(27,424)
 Increase  in  compensation  costs                    2,336        27,439
 Issuance  of  common  stock                             (3)          (15)


NOTE  14  -  FLOOD  LOSS
------------------------

On November 26, 1999, subsequent to the installation of coffee equipment, a pipe burst and created a flood at the Company's premises. Lab equipment with a net book value of $274,694 was destroyed by the flood. The insurance company which provided the building with liability coverage became insolvent after the claim was filed. The Company has filed legal actions against both the insurance agent and the installer of the coffee equipment. Both cases are currently in discovery. In addition, the Company has filed an administrative claim against the insurance company.


NOTE  15  -  LITIGATION
-----------------------

The Corporation is involved in several pieces of litigation, which are set forth below.

In 1995, Americare Biologicals, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc. (the "Plaintiffs") filed suit in Florida state court (Broward County) against Technical Chemicals and Products, Inc. ("TCPI") and its then chairman Jack Aronowitz, Simplex Medical Systems, Inc. ("Simplex") and its then officers Henry B. Schur and Nicholas Levandoski, and Analyte Diagnostics, Inc. ("Analyte"), claiming misappropriation of trade secrets and interference with

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  15  -  LITIGATION  -  CONTINUED
-------------------------------------

business relationships relating to the Company's proprietary Saliva Collection System and HIV Saliva Test. On January 25, 1999, judgment was entered in favor of Plaintiffs against Schur, Levandoski, TCPI, Aronowitz, Simplex and Analyte. On appeal, $4.3 Million of the $4.8 Million in damages awarded against Schur, Levandoski, Aronowitz and TCPI was affirmed. Only the $500,000 judgment against Aronowitz was reversed. In December 2000, the appeal bond that had been posted by TCPI was ordered paid, and Americare Biologicals, Inc. received $388,890. Nicholas Levandoski, against whom Americare Biologicals, Inc. and Americare Transtech, Inc. had judgments totaling $1,000,000, filed for Chapter 7 Bankruptcy protection in 2000. A settlement was reached with the trustee of the Levandoski bankruptcy proceeding pursuant to which Americare Biologicals, Inc. and Americare Transtech, Inc. will receive from Levandoski a cash payment of $11,638 and 99,876 shares of stock in SMLX Technologies, Inc. The Plaintiffs are currently attempting to collect the $3,000,000 judgment against Schur from his former employer, Simplex, pursuant to certain indemnification provisions in Simplex's Articles of Incorporation and Bylaws. Of the $3 million judgment against Schur, $1 million each was awarded to Americare Biologicals, Inc, Americare Transtech, Inc, and Dr. D'Angelo. Trial in the collection action was held on August 3, 2001. Final argument briefs are due to be filed by August 23, 2001, and the trial judge will issue a ruling thereafter.

In 1997, Americare Diagnostics, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc., (the "Plaintiffs") filed suit in federal court (Southern District of Florida) against TCPI and its then chairman Jack Aronowitz, and Simplex and its then officers Henry B. Schur and Nicholas Levandoski, claiming patent infringement and misappropriation of trade secrets relating to the Company's patented biological fluids constituent analysis system. A confidential settlement agreement was reached with TCPI on February 3, 2001, which resolved all litigation between TCPI and the Plaintiffs. TCPI, which filed a voluntary Chapter 11 bankruptcy petition on July 3, 2001, still owes approximately $38,700 under the settlement agreement. The Company settled with Simplex on June 26, 2001. On June 27, 2001, the District Court issued an Order granting the Plaintiffs' motion for voluntary dismissal of their patent infringement claims against Aronowitz and Schur. The basis for the Plaintiffs' motion

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  15  -  LITIGATION  -  CONTINUED
-------------------------------------

was that the infringement claims lacked sufficient economic value to justify further prosecution. The district court also granted the Plaintiffs' motion for voluntary dismissal without prejudice of their misappropriation of trade secrets claims against Aronowitz and Schur. Both Aronowitz and Schur have indicated that they intend to pursue attorney's fees and costs against the Plaintiffs.
During an August 2, 2001, pretrial conference, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his patent misuse antitrust counterclaim. The Plaintiffs may seek attorney's fees and costs from Aronowitz.

In 1997, Henry B. Schur filed suit against Dr. D'Angelo, Americare Transtech, Inc., Americare Health Scan, Inc., Americare Biologicals, Inc., International Medical Associates, Inc., and Americare Diagnostics, Inc. asserting claims relating to the tape recording and use of a conversation Schur had with Dr.
D'Angelo  on  the  street.  Currently  sub  judice is a motion to dismiss by the
                                       ---  ------
Defendants. Trial is set for September 10, 2001, but Plaintiff's counsel is currently seeking to delay trial until late 2002 because Schur is unavailable.

TCPI and Aronowitz, in 1999, filed action in federal court (Southern District of Florida) against the Company, Joseph P. D'Angelo, and Creative Connections, Inc., claiming that Plaintiffs had engaged in false advertising in violation of the Lanham Act, and common law defamation. All claims by TCPI have been dismissed with prejudice pursuant to a February 2001 settlement. TCPI also settled with Creative Connections, Inc. on or about April 2001. As part of that settlement, TCPI was assigned a $28,281.29 judgment Creative Connections had against the Company. TCPI then proceeded to offset the amount of that judgment against the payments owed to the Company under the February 2001 settlement. During an August 2, 2001, pretrial conference, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his Lanham Act and defamation claims. The Defendants may seek attorney's fees and costs from Aronowitz.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation suit in Florida state court against TCPI, Jack Aronowitz and Robert Zelinka. Plaintiffs settled with TCPI in February 2001. On July 27, 2001, Plaintiffs entered into a confidential

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE  15  -  LITIGATION  -  CONTINUED
-------------------------------------

settlement  with  Zelinka.  The  claim  against  Aronowitz  is  still  pending.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation lawsuit in Florida state court against Warren Vitale. Plaintiffs' motion for summary judgment is currently sub judice.
                                                                     --- ------

In November 1999, the building in which the Company is a tenant sustained substantial damage as a result of water leakage from a coffee machine that had been installed and maintained by Perfect Choice Coffee, Inc. Some of the Company's equipment and work in process was damaged and/or destroyed. The landlord's insurance company went bankrupt and did not cover the losses. As a result, the Company, landlord, and related entities jointly filed two separate lawsuits against the underwriter (Jackson Agency, Inc.) and the coffee machine company (Perfect Choice Coffee, Inc.) seeking to recover their losses. Consolidated discovery is ongoing.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the U.S. Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the principal inventor of the Company's Saliva Collection System. In view of the January 1999 judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collection System, and Schur's assignment of all rights, title or interest in the Saliva Collection System to Americare Transtech, Inc., the Company believes that its exclusive ownership of the technology has been established.

In 1999, Henry Schur filed suit against Americare Biologicals, Inc. claiming entitlement to stock in that Company. The case was dismissed on statute of limitations grounds, and Schur was afforded an opportunity to amend his complaint.

In the normal course of business, the Company is involved in various disputes, claims and/or litigation. Given the current financial condition of the Company, the resolution of any of the above-discussed matters against the Company by judgment or the award of attorney's fees and costs could have a material adverse impact on the consolidated financial statements.

INDEX  OF  FINANCIAL  STATEMENTS  6/30/01

Accountant's Report                                            F-1

Consolidated  Balance  Sheets                                  F-2

Consolidated  Statements  of  Operations                       F-3

Consolidated Statements of Changes in Stockholder Equity       F-4

Consolidated  Statements  of  Cash  Flows                      F-5

Notes  to  Financial  Statements                               F-6

                   AMERICARE  HEALTH  SCAN,  INC.  AND  SUBSIDIARY
                          (A  DEVELOPMENT  STAGE  COMPANY)




                         UNAUDITED  FINANCIAL  STATEMENTS




                 FOR  THE  SIX  MONTHS  ENDED  JUNE  30,  2001  AND  2000
    AND  THE  PERIOD  FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001

                               ACCOUNTANTS' REPORT


To the Board of Directors and Stockholders of Americare Health Scan, Inc.


The accompanying consolidated balance sheet of Americare Health Scan, Inc. and Subsidiary (a development stage company) as of June 30, 2001 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the six months ended June 30, 2001 and 2000 and for the period from inception, February 3, 1994 (date of inception) to June 30, 2001 were not audited by us and, accordingly, we do not express an opinion on them.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.





LONDON WITTE & COMPANY, P.A.
Certified Public Accountants
Fort Lauderdale, Florida


July 31, 2001

                      AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                            (A DEVELOPMENT STAGE COMPANY)
                             CONSOLIDATED BALANCE SHEETS
              JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 (AUDITED)

                                      A S S E T S


                                                          JUNE 30,      DECEMBER 31,
                                                            2001            2000
                                                        -------------  --------------
CURRENT ASSETS                                          $          -   $           -
                                                        -------------  --------------

PROPERTY AND EQUIPMENT, NET OF DEPRECIATION                   10,538          12,307
                                                        -------------  --------------

OTHER ASSETS
  Loans receivable - related parties                          30,185          30,481
  Investments                                                    636             636
  Equipment held for future use                              201,817         201,817
  Patents                                                    150,793         150,793
                                                        -------------  --------------

    TOTAL OTHER ASSETS                                       383,431         383,727
                                                        -------------  --------------

    TOTAL ASSETS                                        $    393,969   $     396,034
                                                        =============  ==============

 L I A B I L I T I E S  A N D  S T O C K H O L D E R S ' E Q U I T Y (D E F I C I T)

CURRENT LIABILITIES
  Cash overdraft                                        $      6,642   $       1,250
  Accounts payable                                            36,267          61,953
  Accrued officer's compensation                           1,040,000         936,000
  Accrued expenses                                         1,392,054       1,266,160
  Loan payable - stockholders                                398,501         369,079
  Loans payable - related parties                            706,921         561,391
  Accrued Interest - stockholder & related parties         1,069,414         834,596
  Loan payable - other                                        12,260          12,260
                                                        -------------  --------------

    TOTAL CURRENT LIABILITIES                              4,662,059       4,042,689
                                                        -------------  --------------

CONTINGENCIES (See Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, par value $.001 per share; 50,000,000
    shares authorized; 14,761,948 shares issued and
    outstanding in 2000 and 1999 respectively                 14,765          14,765
  Additional paid-in capital                               1,355,218       1,355,218
  Deficit accumulated during the development stage        (5,638,073)     (5,016,638)
                                                        -------------  --------------

    TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                  (4,268,090)     (3,646,655)
                                                        -------------  --------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $    393,969   $     396,034
                                                        =============  ==============


   The accompanying notes are an integral part of these financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
    AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001


                                                                  INCEPTION TO
                                       JUNE 30,       JUNE 30,      JUNE 30,
                                         2001           2000          2001
                                    --------------  ------------  ------------
SALES                               $           -   $         -   $         -
                                    --------------  ------------  ------------

OPERATING EXPENSES:
  Advertising                               2,172         2,202        11,778
  Bank fees                                    56         1,757         8,043
  Contract Labor                           12,040        14,129        55,974
  Depreciation                              1,769         1,769         8,732
  Dues & subscriptions                          -             -         3,696
  Insurance                                 4,803         4,408        22,560
  Interest expense                        234,819       652,353     1,069,937
  Legal & accounting                      107,543       108,770       734,873
  Licenses & taxes                            860           680         4,105
  Management fees                          23,958        26,426       306,839
  Meals & entertainment                       101            96         4,393
  Office expense                            2,695         4,121        27,922
  Officer's compensation                  104,000       104,000     1,040,000
  Payroll taxes                             5,695         4,069        22,632
  Professional fees                          (358)       38,148       126,300
  Rent - dormant production areas          80,570        81,819       405,347
  Rent - office space                      18,877        19,170       206,797
  Rent - warehouses                        18,245        17,127       220,847
  Salaries                                 65,624        55,912       262,382
  Telephone & utilities                     1,406         1,165        63,191
  Travel                                        -           208        74,288
  Other expenses                            6,813        12,342        49,738
                                    --------------  ------------  ------------

  TOTAL OPERATING EXPENSES                691,688     1,150,671     4,730,374
                                    --------------  ------------  ------------

    OPERATING LOSS                       (691,688)   (1,150,671)   (4,730,374)

OTHER INCOME (EXPENSE)
  Settlement of litigation -
    release of appeals bond                     -             -       388,890
  Settlement of litigation                 70,253             -        70,253
  Research and development costs                -             -    (1,086,783)
  Loss from investments                         -          (258)       (5,365)
  Loss from flood                               -             -      (274,694)
                                    --------------  ------------  ------------
                                           70,253          (258)     (907,699)

    LOSS BEFORE INCOME TAXES             (621,435)   (1,150,929)   (5,638,073)

INCOME TAX EXPENSE (BENEFIT)                    -             -             -
                                    --------------  ------------  ------------

    NET LOSS                        $    (621,435)  $(1,150,929)  $(5,638,073)
                                    ==============  ============  ============

NET LOSS PER SHARE                          (0.04)        (0.08)
                                    ==============  ============

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:                         14,765,148    14,748,664
                                    ==============  ============


   The accompanying notes are an integral part of these financial statements.


                             AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                                   (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
              AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001

                                             COMMON STOCK AND CAPITAL
                            IN EXCESS OF PAR VALUE                              DEFICIT
                            ----------------------


                                     SHARES      AMOUNT     ACCUMULATED      TOTAL
                                   ----------  ----------  -------------  ------------
BALANCES AT JANUARY 1, 1996            50,000  $    5,800  $    (98,832)  $   (93,032)
  Stock Split (116 to 1)            5,750,000           -             -             -
  Issuance of common shares
    regarding acquisition of
    assets from Americare
    Transtech, Inc., acquisition
    of subsidiary Americare
    Biologicals, Inc., and
    regarding pretrading private
    placements                      6,541,800   1,266,058             -     1,266,058
  Issuance of common shares
    regarding merger with
    Environmental Digital
    Systems, Inc.                     370,370           -             -             -
  Net Loss                                  -           -      (637,663)     (637,663)
                                   ----------  ----------  -------------  ------------

BALANCES AT DECEMBER 31, 1996      12,712,170   1,271,858      (736,495)      535,363
  Issuance of common shares
    for services rendered               5,000      16,250             -        16,250
  Net Loss                                  -           -      (498,157)     (498,157)
                                   ----------  ----------  -------------  ------------

BALANCES AT DECEMBER 31, 1997      12,717,170   1,288,108    (1,234,652)       53,456
  Issuance of common shares
    to acquire 25% interest in
    Americare Diagnostics, Inc.
    and Americare International
    Diagnostics, Inc.               2,000,000       2,000             -         2,000
  Net Loss                                  -           -      (502,907)     (502,907)
                                   ----------  ----------  -------------  ------------

BALANCES AT DECEMBER 31, 1998      14,717,170   1,290,108    (1,737,559)     (447,451)
  Issuance of common shares
    for private placement and
    services rendered                  44,778      77,539             -        77,539
  Net Loss                                  -           -    (1,724,649)   (1,724,649)
                                   ----------  ----------  -------------  ------------

BALANCES AT DECEMBER 31, 1999      14,761,948   1,367,647    (3,462,208)   (2,094,561)
  Issuance of common shares
    for private placement and
    services rendered                   3,200       2,336             -         2,336
  Net Loss                                  -           -    (1,554,430)   (1,554,430)
                                   ----------  ----------  -------------  ------------

BALANCES AT DECEMBER 31, 2000      14,765,148  $1,369,983    (5,016,638)   (3,646,655)
  Net Loss                                  -           -      (621,435)     (621,435)
                                   ----------  ----------  -------------  ------------

BALANCES AT JUNE 30, 2001          14,765,148  $1,369,983  $ (5,638,073)  $(4,268,090)
                                   ==========  ==========  =============  ============


   The accompanying notes are an integral part of these financial statements.

                         AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                                (A DEVELOPMENT STAGE COMPANY)
                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
          AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001
                                         (UNAUDITED)


                                                                               INCEPTION TO
                                                   JUNE 30,       JUNE 30,       JUNE 30,
                                                     2001           2000           2001
                                                --------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                      $    (621,435)  $ (1,150,929)  $ (5,638,073)
  Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Depreciation expense                                1,769          1,769        251,946
    Undepreciated cost of equipment
      destroyed in flood                                    -              -        274,694
    Changes in assets and liabilities:
      Increase/(decrease) in cash overdrafts            5,392           (690)         6,642
      Accounts payable                                (25,686)        (2,611)        36,267
      Accrued officer's compensation                  104,000        104,000      1,040,000
      Accrued expenses                                125,894        142,893      1,392,054
                                                --------------  -------------  -------------

  Net cash used in operating activities              (410,066)      (905,568)    (2,636,470)
                                                --------------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Amounts loaned to related entities                      296           (414)      (147,350)
  Collections of loans receivable                           -              -        117,165
  Purchase of investment                                    -         (1,102)        (6,000)
  Loss from investment                                      -            258          5,365
  Purchase of property and equipment                        -              -       (738,995)
  Payment for patents                                       -              -       (150,793)
                                                --------------  -------------  -------------
  Net cash provided by (used in)
    investing activities                                  296         (1,258)      (920,608)
                                                --------------  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stockholder loan                       29,422        210,479        369,079
  Proceeds from loans payable-related parties         145,530         37,734        600,512
  Proceeds from other loan payable                          -          6,260        157,790
  Loan repayments-related parties                           -              -         (9,700)
  Accrued interest - stockholder                      234,818        652,353      1,069,414
  Proceeds from common stock                                -              -      1,369,983
                                                --------------  -------------  -------------
  Net cash provided by financing
    activities                                        409,770        906,826      3,557,078
                                                --------------  -------------  -------------

NET INCREASE (DECREASE) IN CASH                             -              -              -
CASH AND EQUIVALENTS, BEGINNING                             -              -              -
                                                --------------  -------------  -------------

CASH AND EQUIVALENTS, ENDING                    $           -   $          -   $          -
                                                ==============  =============  =============


                 See accompanying notes and accountants' report

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE  1  -  GENERAL
-------------------

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the Company's financial position.

The information contained in these consolidated financial statements should be read in conjunction with the Notes to the Financial Statements appearing in the Company's Annual Report for the year ended December 31, 2000.


NOTE  2  -  GOING  CONCERN
--------------------------

As shown in the accompanying financial statements, the Company incurred a net loss of $621,435 for the six months ended June 30, 2001, and as of that date, current liabilities exceeded current assets by $4,662,059 and its total liabilities exceeded its total assets by $4,268,090. Those factors, as well as the need to obtain additional financial resources, create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to finance its continuing research and development activities through the issuance of debt or equity securities. The ability of the Company to continue as a going concern is dependent on the success of the plan or the continued support of the Company's major shareholder. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE  3  -  LITIGATION
----------------------

The Corporation is involved in several pieces of litigation, which are set forth below.

In 1995, Americare Biologicals, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc. (the "Plaintiffs") filed suit in Florida state court (Broward County) against Technical Chemicals and Products, Inc. ("TCPI") and its then chairman Jack Aronowitz, Simplex Medical Systems, Inc. ("Simplex") and its then officers Henry B. Schur and Nicholas Levandoski, and Analyte Diagnostics, Inc. ("Analyte"), claiming misappropriation of trade secrets and interference with business relationships relating to the Company's proprietary

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE  3  -  LITIGATION  -  CONTINUED
------------------------------------

Saliva Collection System and HIV Saliva Test. On January 25, 1999, judgment was entered in favor of Plaintiffs against Schur, Levandoski, TCPI, Aronowitz, Simplex and Analyte. On appeal, $4.3 Million of the $4.8 Million in damages awarded against Schur, Levandoski, Aronowitz and TCPI was affirmed. Only the $500,000 judgment against Aronowitz was reversed. In December 2000, the appeal bond that had been posted by TCPI was ordered paid, and Americare Biologicals, Inc. received $388,890. Nicholas Levandoski, against whom Americare Biologicals, Inc. and Americare Transtech, Inc. had judgments totaling $1,000,000, filed for Chapter 7 Bankruptcy protection in 2000. A settlement was reached with the trustee of the Levandoski bankruptcy proceeding pursuant to which Americare Biologicals, Inc. and Americare Transtech, Inc. will receive from Levandoski a cash payment of $11,638 and 99,876 shares of stock in SMLX Technologies, Inc. The Plaintiffs are currently attempting to collect the $3,000,000 judgment against Schur from his former employer, Simplex, pursuant to certain indemnification provisions in Simplex's Articles of Incorporation and Bylaws. Of the $3 million judgment against Schur, $1 million each was awarded to Americare Biologicals, Inc, Americare Transtech, Inc, and Dr. D'Angelo. Trial in the collection action was held on August 3, 2001. Final argument briefs are due to be filed by August 23, 2001, and the trial judge will issue a ruling thereafter.

In 1997, Americare Diagnostics, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc., (the "Plaintiffs") filed suit in federal court (Southern District of Florida) against TCPI and its then chairman Jack Aronowitz, and Simplex and its then officers Henry B. Schur and Nicholas Levandoski, claiming patent infringement and misappropriation of trade secrets relating to the Company's patented biological fluids constituent analysis system. A confidential settlement agreement was reached with TCPI on February 3, 2001, which resolved all litigation between TCPI and the Plaintiffs. TCPI, which filed a voluntary Chapter 11 bankruptcy petition on July 3, 2001, still owes approximately $38,700 under the settlement agreement. The Company settled with Simplex on June 26, 2001. On June 27, 2001, the District Court issued an Order granting the Plaintiffs' motion for voluntary dismissal of their patent infringement claims against Aronowitz and Schur. The basis for the Plaintiffs' motion was that the infringement claims lacked sufficient economic

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE  3  -  LITIGATION  -  CONTINUED
------------------------------------

value to justify further prosecution. The district court also granted the Plaintiffs' motion for voluntary dismissal without prejudice of their misappropriation of trade secrets claims against Aronowitz and Schur. Both Aronowitz and Schur have indicated that they intend to pursue attorney's fees and costs against the Plaintiffs. During an August 2, 2001, pretrial conference, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his patent misuse antitrust counterclaim. The Plaintiffs may seek attorney's fees and costs from Aronowitz.

In 1997, Henry B. Schur filed suit against Dr. D'Angelo, Americare Transtech, Inc., Americare Health Scan, Inc., Americare Biologicals, Inc., International Medical Associates, Inc., and Americare Diagnostics, Inc. asserting claims relating to the tape recording and use of a conversation Schur had with Dr.
D'Angelo  on  the  street.  Currently  sub  judice is a motion to dismiss by the
                                       ---  ------
Defendants. Trial is set for September 10, 2001, but Plaintiff's counsel is currently seeking to delay trial until late 2002 because Schur is unavailable.

TCPI and Aronowitz, in 1999, filed action in federal court (Southern District of Florida) against the Company, Joseph P. D'Angelo, and Creative Connections, Inc., claiming that Plaintiffs had engaged in false advertising in violation of the Lanham Act, and common law defamation. All claims by TCPI have been dismissed with prejudice pursuant to a February 2001 settlement. TCPI also settled with Creative Connections, Inc. on or about April 2001. As part of that settlement, TCPI was assigned a $28,281.29 judgment Creative Connections had against the Company. TCPI then proceeded to offset the amount of that judgment against the payments owed to the Company under the February 2001 settlement. During an August 2, 2001, pretrial conference, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his Lanham Act and defamation claims. The Defendants may seek attorney's fees and costs from Aronowitz.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation suit in Florida state court against TCPI, Jack Aronowitz and Robert Zelinka. Plaintiffs settled with TCPI in February 2001. On July 27, 2001, Plaintiffs entered into a confidential settlement with Zelinka. The claim against Aronowitz is still pending.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE  3  -  LITIGATION  -  CONTINUED
------------------------------------

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation lawsuit in Florida state court against Warren Vitale. Plaintiffs' motion for summary judgment is currently sub judice.
                                                                     --- ------

In November 1999, the building in which the Company is a tenant sustained substantial damage as a result of water leakage from a coffee machine that had been installed and maintained by Perfect Choice Coffee, Inc. Some of the Company's equipment and work in process was damaged and/or destroyed. The landlord's insurance company went bankrupt and did not cover the losses. As a result, the Company, landlord, and related entities jointly filed two separate lawsuits against the underwriter (Jackson Agency, Inc.) and the coffee machine company (Perfect Choice Coffee, Inc.) seeking to recover their losses. Consolidated discovery is ongoing.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the U.S. Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the principal inventor of the Company's Saliva Collection System. In view of the January 1999 judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collection System, and Schur's assignment of all rights, title or interest in the Saliva Collection System to Americare Transtech, Inc., the Company believes that its exclusive ownership of the technology has been established.

In 1999, Henry Schur filed suit against Americare Biologicals, Inc. claiming entitlement to stock in that Company. The case was dismissed on statute of limitations grounds, and Schur was afforded an opportunity to amend his complaint.

In the normal course of business, the Company is involved in various disputes, claims and/or litigation. Given the current financial condition of the Company, the resolution of any of the above-discussed matters against the Company by judgment or the award of attorney's fees and costs could have a material adverse impact on the consolidated financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE  4  -  ACCRUED  INTEREST
-----------------------------

In May 2000, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with the Company's President and majority stockholder relating to loans and accrued expenses. In addition, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with two of the related companies controlled by the President relating to loans and accrued expenses.

The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million and have been filed with the Secretary of State of the State of Florida.

The security agreements secure the payment of indebtedness evidence by promissory notes executed by the Company and its Subsidiary to the secured parties.

The interest rate is 2% above the prime rate at Chase Manhattan Bank and retroactive to 1996. All interest expense incurred have been calculated from 1996 to June 30, 2000 was recognized in the six months ended June 30, 2000, the period in which the security agreements were effected. Accrued interest and interest expense was $652,353 for the six months ended June 30, 2000. Interest expense for the six months ended June 30, 2001 was $234,819. Accrued interest totaled $1,069,414 at June 30, 2001.

                         PART  III

ITEM  1.  INDEX  OF  EXHIBITS


                                   INDEX OF EXHIBITS
                                   -----------------

Exhibit No. 2.1:   Certificate of Merger

Exhibit No. 2.2:   Corrected Certificate of Merger

Exhibit No. 3.1:   Certificate of Incorporation of the Registrant

Exhibit No. 3.2:   Articles of Incorporation of the Registrant

Exhibit No. 4.1:   Secured Promissory Note between the Company and Dr. D'Angelo

Exhibit No. 4.2:   Secured Promissory Note between the Company and Daycon
                   Investors Associates, Inc.

Exhibit No. 4.3:   Secured Promissory Note between the Company and Americare
                   Services, Inc.

Exhibit No. 10.1:  Assignment by Americare Biologicals, Inc. to Americare Health
                   Scan, Inc. and Americare International Diagnostics, Inc. dated June
                   16, 1997, Re: Serial #75/106,456

Exhibit No. 10.2:  Assignment by International Medical Associates, Inc. to Americare
                   Technologies, Inc. dated June 23, 1997, Re: Patent #5, 405,614

Exhibit No. 10.3:  Assignment by International Medical Associates, Inc. to Americare
                   Technologies, Inc. dated June 23, 1997, Re: Patent # 5,505,957

Exhibit No. 10.4:  Assignment by International Medical Associates, Inc. to Americare
                   Technologies, Inc. dated June 23, 1997, Re: Patent #5,336,213